EXHIBIT 99.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-113797 on Form S-8 of our report dated April 17, 2009 (June 22, 2009 as to Note 28 and Schedule I), relating to the financial statements and financial statement schedule of Semiconductor Manufacturing International Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” effective January 1, 2007), and the effectiveness of Semiconductor Manufacturing International Corporation’s internal control over financial reporting, appearing in this Annual Report on Form-20-F of Semiconductor Manufacturing International Corporation for the year ended December 31, 2008.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountant
Hong Kong
June 22, 2009